ABC RECORDS MANAGEMENT AND DATA STORAGE INC.

Flat A, 22F, Block 11
Wonderland Villas, Kwai Chung
Hong Kong, China
852-6677-3973
April 12, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010
Attention: Susan Block

Dear Sirs:

Re: ABC Records Management and Data Storage Inc.---Form S-1 (File No. 333-177746)

We are in receipt of your comment letter dated February 17, 2012 concerning our Amendment No. 1 to Registration Statement on Form S-1 filed February 1, 2012. We respond to your comments as follows and provide an amended registration statement for your review:

Registration Fee Table

1.

We note your response to our prior comment 6 and reissue. We note footnote number one to the fee table says the offering price is based on the last sales price on January 9, 2011, but we note your disclosure elsewhere that your common stock is not traded on any market or securities exchange. It appears that you are referring the price at which shares were last sold by you in a private offering. Please advise or revise.

We have amended the document accordingly.

2.

We note your revision in response to our prior comment 7 and reissue the comment in part. It appears that Rule 457(a) is applicable, rather than Rule 457(o). Please revise accordingly or advise.

We have amended the document accordingly.

Summary, page 5

3.

We note your response to our prior comment 8. Please revise to also disclose your monthly burn rate in United States currency. Please include in your monthly burn rate all expenses, not just rent, or advise.

We have amended the document accordingly.

4.

Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

We have amended the document accordingly.

5.

We note your response to our prior comment 12 and your added disclosure. Please revise the first paragraph to clarify that you plan to provide the boxes to your customers at no additional charge, rather than without charge, or advise.

We have amended the document accordingly.

Offering Price, page 6

6.

We note your response to our prior comment 3. Please disclose here that the $.01 was the price originally paid by the selling shareholders. Similarly revise under “Determination of Offering Price,” at page 10.

We have amended the document accordingly.

Termination of Offering, page 6

7.

Please indicate here that you are a shell company and provide a cross-reference to your disclosure at page 23 regarding your status as a shell company and the implications of that under Rule 144.

We have amended the document accordingly.

Because our sole director has other business interests, page 9

8.

We note your response to our prior comment 20 and reissue in part. Please revise to reconcile the risk factor heading, that your sole director has other business interests, with the body of the risk factor, indicating that your sole director does not currently have any other business interests.

We have amended the document accordingly.

9.

In addition, we note your disclosure that Ms. Pong intends to devote only a portion of her time to your affairs. Please revise to provide more detail regarding how much time Ms. Pong intends to devote to your business.

We have amended the document accordingly.

Plan of Distribution

10.

We note your response to our prior comment 23 and reissue. Please revise to clearly state that the selling shareholders may be deemed to be underwriters.

We have amended the document accordingly.

Description of Business, page 18

11.

We note your response to our prior comment 25 and reissue in part. Please revise to include a tally of the listed, estimated start-up expenses. Also, please provide a timeline for each of the listed start-up items. Please quantify how much additional funding will need to complete or obtain the listed items.

We have amended the document accordingly.

12.

We note your revised disclosure in response to our prior comment 31. Please further revise to balance the disclosure accompanying the Market Analysis chart to indicate that there is no guarantee that you will receive any customers or grow at this rate.

We have amended the document accordingly.

13.

We note your response to our prior comment 33 and reissue. Please revise to provide additional information regarding your competitive position in your industry. Refer to Item

101(h)(4)(iv) of Regulation S-K.

We have amended the document accordingly.

Financial Characteristics of Our Business, page 20

14.

We note your response to our prior comment 27 and reissue. Please revise to reconcile your disclosure that “the historical predictability of [y]our revenues and the resulting operating income” will allow you to operate with a high degree of financial leverage with the disclosure that you have had no revenue or operating income to date.

We have amended the document accordingly.

Management Team, page 22

15.

You refer to the President as “he”. Please revise or advise.

We have amended the document accordingly.

Management’s Discussion and Analysis, page 52

16.

You indicate that the estimated amount needed to commence operations in $150,000, but the risk factor “Our Business Will Fail,” at page 8 indicates that you will require $175,000. Please reconcile for consistency.

We have amended the document accordingly.

Financial Statements

17.

Please provide December 31, 2011 interim financial statements to comply with Rule 8-08 of Regulation S-X.

We have amended the document accordingly.

Regards,

/s/Wai Yin Marcia Pong

President

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